FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 2008

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __               No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca Submits an sNDA for SYMBICORT® for the Treatment of Asthma in Children as Young as Age Six”, dated 4 June 2008.

2.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 June 2008.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 June 2008.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 June 2008.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 June 2008.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 June 2008.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 June 2008.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 June 2008.

9.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 June 2008.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 June 2008.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 June 2008.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 June 2008.

13.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 30 June 2008.

14.	Press release entitled, “AstraZeneca launches and prices a EUR 500 million Eurobond”, dated 30 June 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 08 July 2008	By:	/s/ Justin Hoskins
Name: Justin Hoskins
Title: Deputy Company Secretary

Item 1

AstraZeneca Submits an sNDA for SYMBICORT® for the
Treatment of Asthma in Children as Young as Age Six

AstraZeneca today announced that it submitted a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) for approval of a new indication for SYMBICORT® (budesonide/formoterol fumarate dihydrate) Inhalation Aerosol for the long-term maintenance treatment of asthma in paediatric patients ages 6 to 11 years old. SYMBICORT is currently approved for the long-term maintenance treatment of asthma in patients 12 years and older.

“Millions of children in the U.S. are affected by asthma,” said lead investigator Jeffrey Leflein, MD, Allergy & Immunology Associates of Ann Arbor, Michigan. “SYMBICORT could potentially offer another treatment option for the long-term maintenance of asthma in young children whose condition is not adequately controlled with inhaled corticosteroids alone.”

The submission package is based on a robust clinical development program consisting of five active or placebo-controlled Phase III trials assessing the efficacy and safety of SYMBICORT pressurized metered-dose inhaler (pMDI) that included 1,446 children ages 6 to 11 years old with asthma. The proposed starting dose for children (80/9 mcg twice-daily) was studied in one pivotal randomized, double-blind, active-controlled, 12-week study that evaluated 256 children ages 6 to 11 years old with mild-to-moderate persistent asthma previously treated with inhaled corticosteroid therapy. In this study, SYMBICORT was compared to budesonide pMDI and formoterol dry powder inhaler. A second study evaluating this dose included 351 subjects ages 6 to 11 years old. Results from both studies demonstrated that SYMBICORT 80/9 mcg twice daily had a similar safety profile to one of the mono-components, budesonide; likewise, results from the first study also found that SYMBICORT 80/9 mcg twice daily had a similar safety profile to its other mono-component, formoterol. The most common adverse events reported were headache, pyrexia, upper respiratory tract infection, nasopharyngitis, and pharyngolaryngeal pain.

About Paediatric Asthma
Asthma is a chronic disease of the lungs that affects children, as well as adults, and it can be life threatening if not properly managed. Nearly 9 million children in the U.S have been diagnosed with asthma at some point in their lives. Asthma is a cause of school absenteeism, accounting for nearly 13 million missed days of school in 2003. It is also the second leading respiratory disease to cause hospitalization in children under the age of 15. According to the National Institutes of Health Guidelines, combination therapy is recommended for children with severe persistent asthma or in those not adequately controlled with medium doses of inhaled corticosteroids alone. The annual direct healthcare cost of the disease for children and adults in the U.S. is approximately $14.7 billion. Indirect costs (e.g., lost productivity due to missed days at school or work) add another $5 billion, for a total cost of $19.7 billion.

About SYMBICORT
SYMBICORT is a combination therapy indicated for the long-term maintenance treatment of asthma in patients 12 years of age and older. Administered twice daily, SYMBICORT is a combination of two proven asthma medications – budesonide, an inhaled corticosteroid (ICS), and formoterol, a rapid and long-acting beta2-agonist (LABA). SYMBICORT does not replace fast-acting inhalers and should not be used to treat acute symptoms of asthma.

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  In the United States, AstraZeneca is a $13.35 billion dollar healthcare business with 12,200 employees committed to improving people’s lives. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For more information visit www.astrazeneca.com.

4 June 2008

Media Enquiries:
Steve Brown +44 207 304 5033 (24 hours)
Chris Sampson +44 20 7304 5130 (24 hours)
Neil McCrae +44 207 304 5045 (24 hours)

Investor Enquiries UK:
Jonathan Hunt +44 207 304 5087 mob: +44 7775 704032
Mina Blair +44 20 7304 5084 mob: +44 7718 581021
Karl Hard +44 207 304 5322 mob: +44 7789 65436

Investor Enquiries US:
Ed Seage +1 302 886 4065 mob: +1 302 373 1361
Jorgen Winroth +1 212 579 0506 mob: +1 917 612 4043
Peter Vozzo (MedImmune) +1 301 398 4358 mob: +1 301 252 7518

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Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 June 2008, it purchased for cancellation 325,000 ordinary shares of AstraZeneca PLC at a price of 2177 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,455,889,565.

G H R Musker
Company Secretary
5 June 2008

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 9 June 2008, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2150 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,455,142,522.

G H R Musker
Company Secretary
10 June 2008

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 10 June 2008, it purchased for cancellation 450,000 ordinary shares of AstraZeneca PLC at a price of 2117 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,454,692,522.

G H R Musker
Company Secretary
11 June 2008

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 June 2008, it purchased for cancellation 225,000 ordinary shares of AstraZeneca PLC at a price of 2086 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,454,467,522.

G H R Musker
Company Secretary
12 June 2008

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 June 2008, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2089 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,454,167,522.

G H R Musker
Company Secretary
13 June 2008

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 June 2008, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2094 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,453,667,522.

G H R Musker
Company Secretary
16 June 2008

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 June 2008, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2098 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,453,921,168.

G H R Musker
Company Secretary
18 June 2008

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 June 2008, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2085 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,453,621,168.

G H R Musker
Company Secretary
19 June 2008

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 June 2008, it purchased for cancellation 230,000 ordinary shares of AstraZeneca PLC at a price of 2096 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,453,393,720.

G H R Musker
Company Secretary
23 June 2008

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 June 2008, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2158 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,453,103,660.

G H R Musker
Company Secretary
26 June 2008

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 June 2008, it purchased for cancellation 200,000 ordinary shares of AstraZeneca PLC at a price of 2156 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,452,903,660.

G H R Musker
Company Secretary
27 June 2008

Item 13

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 30 June 2008 the issued share capital of AstraZeneca PLC with voting rights is 1,452,916,003 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,452,916,003.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
30 June 2008

Item 14

Not for release, publication or distribution directly or indirectly in or into the United States, Canada, Australia or Japan

AstraZeneca launches and prices a EUR 500 million eurobond

AstraZeneca PLC, rated A1 (stable) by Moody's and AA- (stable) by Standard & Poor's, announces the successful pricing of a EUR 500 million eurobond transaction (the “Bond”).  The proceeds of the issue will be used to repay a portion of the outstanding US commercial paper taken on in connection with the acquisition of MedImmune.

The bond is a EUR 500 million, fixed rate issue with a coupon of 5.625 per cent maturing 4th January 2010 and was issued under AstraZeneca PLC’s Euro Medium Term Note (EMTN) programme.

The Bonds will be issued to institutional investors outside the US in accordance with Regulation S of the U.S. Securities Act of 1933, as amended.  The Bonds will be admitted to listing on the UKLA's Official List and to trading on the regulated market of the London Stock Exchange.

30 June 2008

Media Enquiries:
Steve Brown	+44 207 304 5033 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Mina Blair	+44 20 7304 5084	mob: +44 7718 581021
Karl Hard	+44 207 304 5322	mob: +44 7789 654364

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043
Peter Vozzo (MedImmune)	+1 301 398 4358	mob: +1 301 252 7518

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in research, development, manufacturing and marketing of prescription pharmaceuticals and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US $29.55 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection product sales. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.  For more Information visit www.astrazeneca.com

About the announcement
This announcement is for information only and does not constitute an offer or invitation to subscribe for or purchase any securities.

The securities have not been, nor will they be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act.  There will be no public offering of the securities in the United States in connection with this transaction.

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